December 11, 2018

VIA EDGAR

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Registration Statement on Form F-1 (File No. 333-228020)

Registration Statement on Form 8-A (File No. 001-38752)

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, 360 Finance, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:30 p.m., Eastern Time on December 13, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

360 Finance, Inc.

By:	/s/ Jun Xu
	Name:	Jun Xu
	Title:	Chief Executive Officer